Exhibit 99.1

NewGen Receives Continued Nasdaq Listing Approval and Announces

New Business Development Director

Company Granted Request to Continue its Listing on Nasdaq

Appoints Thorain Ko to Lead Business Development Initiatives

BANGKOK, Feb. 20, 2025 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or the “Company”), a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments, today announced that the Nasdaq Hearings Panel (the "Panel") has granted the Company's request for continued listing on The Nasdaq Stock Market, subject to specific conditions. Additionally, the Company announced the appointment of Mr. Thorain Ko as Business Development Director to drive its expansion initiatives.

Nasdaq Listing Update

The Panel has granted NewGen’s request to continue its listing on the Nasdaq Stock Market subject to several conditions that must be met within specified time frames. The Company has already made progress on its compliance plan, including carrying out a reverse split on February 11, 2025 and achieving compliance with the shareholders' equity minimum for listing on the Nasdaq Capital Market ahead of schedule through note conversions. The Company intends to apply for transition to the Nasdaq Capital Market on or before February 26, 2025.

Appointment of Business Development Director

In a strategic move to strengthen its management team, NewGen has appointed Mr. Thorain Ko as Business Development Director. Mr. Ko will spearhead the Company's efforts to develop its recently announced lifetime egg-freezing business in China and broader Asian markets, while also driving sales initiatives across the Company's fertility service offerings.

Mr. Ko brings over 30 years of experience in business development, healthcare, and direct-selling to NewGen. Most recently, he served as a Sales and Marketing Director at USANA Health Sciences, specializing in nutritional supplements, skincare, and weight management products. Previously, Mr. Ko held leadership positions at Jeunesse Global Group Ltd. as Marketing Manager and at HEC International, LLC as Operations Director. Mr. Ko holds a Bachelor of Laws (LLB) from the University of London and a Master of Corporate Governance (MCG) from Hong Kong Polytechnic University.

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen, commented, “We are pleased with the Panel's decision to grant our continued listing request and appreciate their recognition of our progress in meeting Nasdaq's requirements. As we work to complete our compliance plan, we are simultaneously strengthening our management team with the addition of Mr. Ko, whose extensive experience in healthcare business development across Asia will be instrumental in driving our growth initiatives, particularly in our lifetime egg-freezing business. These developments reflect our commitment to creating value for shareholders while expanding access to fertility services across Asia.”

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen’s management team collectively has over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, business strategy, and financial condition. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s annual report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com